UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OPTIMAL GROUP INC.
(Name of Subject Company (Issuer))
7293411 CANADA INC. (OFFEROR)
RICHARD YANOFSKY
OPTIMAL GROUP INC.
(Names of Filing Persons)
Class “A” Shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)

Richard Yanofsky	Leon P. Garfinkle
770 Sherbrooke Street West, Suite 1700	Senior Vice-President, General Counsel
Montréal, Québec, H3A 1G1	and Secretary
514.738.2079	Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800,
Montreal, Quebec, Canada, H3Z 3C1
(514) 738-8885
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

Charles R. Spector	Warren M. Katz, Esq.	Jason J. Comerford, Esq.
Fraser Milner Casgrain LLP	Stikeman Elliott LLP	Osler, Hoskin & Harcourt LLP
1 Place Ville-Marie, 39th Floor	1155 René-Lévesque Blvd. West, 40th Floor	620 8th Avenue, 36th Floor
Montréal (Québec) H3B 4M7	Montréal, (Québec) H3B 3V2	New York, New York 10036
(514) 878-8800	(514) 397-3000	(212) 867-5800
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$11,477,681(1)	$819(2)

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $2.40 (i.e., the tender offer price) and (ii) 4,782,367, the maximum number of Class “A” shares of Optimal Group Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 5,148,735 Shares outstanding as of March 17, 2010 and 191,400 shares of Optimal Group Inc. Class “A” shares issuable upon the exercise of outstanding options and warrants, less the 405,576 Class “A” shares and 152,192 shares issuable upon the exercise of warrants already beneficially owned by 7293411 Canada Inc., its joint actors and its affiliates and associates.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☑ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT FILED
UNDER COVER OF SCHEDULE TO
This Tender Offer Statement and Rule 13E-3 Transaction Statement (this “Schedule TO”) relates to the offer by 7293411 Canada Inc., a corporation incorporated under the laws of Canada (“Offeror”), to purchase up to all the outstanding Class “A” shares (the “Shares”) of Optimal Group Inc., a corporation incorporated under the laws of Canada (“Optimal”), not currently owned by Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of $2.40 per Share, on the terms and subject to the conditions specified in the Offer to Purchase dated March 31, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal dated March 31, 2010 (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”).
Offeror and its joint actors take no responsibility for the accuracy or completeness of any information contained in the Solicitation/Recommendation Statement on Schedule 14D-9, including the Directors’ Circular, which is attached hereto as Exhibit (a)(2)(A), as amended and supplemented (the “Schedule 14D-9”), filed by Optimal with the U.S. Securities and Exchange Commission on March 31, 2010, on Optimal’s Schedule 14D-9 or incorporated by reference into the Schedule 14D-9 (except to the extent incorporated by reference into the Offer to Purchase), or for any failure by Optimal to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of such information.
Optimal takes no responsibility for the accuracy or completeness of any information contained in the Offer to Purchase or Letter of Transmittal (except to the extent incorporated by reference into the Schedule 14D-9) or incorporated by reference from such documents into this Schedule TO or for any failure by Offeror to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of such information.
The information in the Offer to Purchase is incorporated herein by reference.
The information in the Schedule 14D-9 is incorporated herein by reference.
Item 1. Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Optimal is the subject company. The information set forth in the section of the Offer to Purchase entitled “Circular — Section 2 — Optimal” is incorporated herein by reference.
(b) and (c) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 12 — Information Concerning the Shares” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) through (c) Offeror and Richard Yanofsky are filing persons. The information set forth in the section of the Offer to Purchase entitled “Circular — Section 1 —The Offeror” is incorporated herein by reference.
Optimal Group Inc., the subject company, is a filing person. The information set forth in Annex A and in the section of the Offer to Purchase entitled “Circular — Section 2 — Optimal” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 3 — Background to the Offer” and “Circular — Section 4 — Agreements Relating to the Offer” is incorporated herein by reference.
Item 6. Purposes of Transaction and Plans or Proposals.

(a) and (c)(1) through (7) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 6 — Purpose of the Offer and the Offeror’s Plans for Optimal” and “Circular — Section 18 — Acquisition of Shares Not Tendered in the Offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a), (b) and (d) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 11 — Source of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
(a) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 1 — The Offeror” is incorporated herein by reference.
The information set forth in the section of the Directors’ Circular entitled “Ownership of Securities of Optimal” is incorporated herein by reference.
(b) Not applicable.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 24 — Expenses of the Offer” is incorporated herein by reference.
Item 10. Financial Statements.
(a) Not material.
(b) Not material.
Item 11. Additional Information.
(a) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 15 — Regulatory Matters,” “Circular — Section 18 — Acquisition of Shares Not Tendered in the Offer,” “Circular — Section 19 — Effect of the Offer on the Market for the Listing of Shares and Status as a Reporting Issuer,” “Circular — Section 22 — Statutory Rights,” and “Circular — Section 25 — Legal Matters” is incorporated herein by reference.
The Shares are currently not “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). The factors considered in making such a determination include the number of record holders of Shares and the number and market value of publicly held Shares. Following the purchase of Shares pursuant to the Offer, the Shares will continue to not constitute “margin securities” for purposes of the Federal Reserve Board of Governors’ margin regulations, and, therefore, may not be used as collateral for Purpose Loans made by brokers.
(b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 31, 2010.

(a)(1)(B)	Letter of Transmittal, dated March 31, 2010.

(a)(1)(C)	Notice of Guaranteed Delivery.

Exhibit No.	Description
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)(A)	Directors’ Circular, dated March 31, 2010.

(a)(2)(B)	Press Release issued by Optimal, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Offeror’s Schedule TO-C filed on March 17, 2010).

(b)(1)	Loan Agreement, dated February 24, 2010, by and among Francis Choi and the Offeror (incorporated by reference to Exhibit 1 of the Offeror’s Schedule 13D filed on March 23, 2010).

(b)(2)	Deed of Guarantee and Indemnity, dated February 24, 2010, by Peter Yanofsky, Richard Yanofsky and Eric Lau Tung Ching in favour of Francis Choi.

(e)(1)	Support Agreement, dated March 17, 2010, between Optimal and the Offeror (incorporated by reference to Exhibit 2 of the Offeror’s Schedule 13D filed on March 23, 2010).

(e)(2)	Disclosure Letter for Support Agreement, dated March 16, 2010 (incorporated by reference to Exhibit 4 of the Offeror’s Schedule 13D filed on March 23, 2010).

(e)(3)	Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 3 of the Offeror’s Schedule 13D filed on March 23, 2010).

(e)(4)	Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau Tung Ching, Francis Choi and the Offeror.

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1 through 12 above. The information set forth in the Offer to Purchase and Schedule 14D-9 is incorporated herein by reference to the items required by Schedule 13E-3.
Item 2. Subject Company Information.
(d) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 13 — Dividends and Dividend Policy” is incorporated herein by reference.
(e) Not applicable.
(f) Not applicable.
Item 4. Terms of the Transaction.
(c) Not applicable.
(d) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 18 — Acquisition of Shares Not Tendered in the Offer” is incorporated herein by reference.
(e) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 9 — Arrangements, Agreements or Understandings “ is incorporated herein by reference.
(f) Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(c) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 3 — Background to the Offer” and “Circular — Section 4 — Agreements Relating to the Offer” is incorporated herein by reference.
The information set forth in the sections of the Directors’ Circular entitled “Background to the Offer” is incorporated herein by reference.
(e) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 4 — Agreements Relating to the Offer” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 6 — Purpose of the Offer and the Offeror’s Plans for Optimal” is incorporated herein by reference.
(c)(8) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 12 — Information Concerning the Shares” and “Circular — Section 19 — Effect of the Offer on the Market for the Listing of Shares and Status as a Reporting Issuer” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) through (c) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 3 — Background to the Offer” and “Circular — Section 5 — Reasons to Accept the Offer” is incorporated herein by reference.
The information set forth in the sections of the Directors’ Circular entitled “Background to the Offer” “Recommendation of the Special Committee” and “Recommendation of the Board of Directors” is incorporated herein by reference.
(d) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 5 — Reasons to Accept the Offer,” “Circular — Section 19 — Effect of the Offer on the Market for the Listing of Shares and Status as a Reporting Issuer,” “Circular — Section 20 — Certain Canadian Federal Income Tax Considerations” and “Circular — Section 21 — Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 5 — Reasons to Accept the Offer” is incorporated herein by reference.
The information set forth in the sections of the Directors’ Circular entitled “Recommendation of the Special Committee” and “Recommendation of the Board of Directors” is incorporated herein by reference.
(c) The Offer is not conditioned on receiving the approval of a majority of unaffiliated shareholders of Optimal. The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 4 — Conditions of the Offer” is incorporated herein by reference.
(d) Offeror has not retained an unaffiliated representative for the purpose of representing unaffiliated security holders in negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer. The information set forth in the section of the Offer to Purchase entitled, “Circular — Section 3 — Background to the Offer” is incorporated herein by reference.
The information set forth in the section of the Directors’ Circular entitled “Background to the Offer” is incorporated herein by reference.
(e) The Offer has been approved by a majority of the directors of Optimal who are not employees of Optimal. The information set forth in the section of the Offer to Purchase entitled, “Circular — Section 3 — Background to the Offer” is incorporated herein by reference.
The information set forth in the sections of the Directors’ Circular entitled “Background to the Offer,” “Recommendation of the Special Committee” and “Recommendation of the Board of Directors” is incorporated herein by reference.
(f) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 3 — Background to the Offer” and “Circular — Section 5 — Reasons to Accept the Offer” is incorporated herein by reference.

The information set forth in the sections of the Directors’ Circular entitled “Background to the Offer,” “Recommendation of the Special Committee” and “Recommendation of the Board of Directors” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a) and (b) Offeror has not received any report, opinion or appraisal from an outside party that is materially related to the Offer. The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 3 — Background to the Offer,” “Circular — Section 5 — Reasons to Accept the Offer,” “Circular — Section 16 —Valuation” and “Circular — Section 17 — Fairness Opinion” is incorporated herein by reference.
The information set forth in the sections of the Directors’ Circular entitled “Background to the Offer,” “Recommendation of the Special Committee,” “Recommendation of the Board of Directors,” “Summary of Valuation and Fairness Opinion,” and “Schedule ‘A’ Fairness Opinion” is incorporated herein by reference.
(c) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 16 —Valuation” and “Circular — Section 17 — Fairness Opinion” is incorporated herein by reference.
Item 10. Source and Amount of Funds or Other Consideration.
(c) The information set forth in Annex B and in the section of the Offer to Purchase entitled “Circular — Section 24 — Expenses of the Offer” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
(d) and (e) The information set forth in the sections of the Directors’ Circular entitled “Recommendations of the Special Committee,” “Recommendation of the Board of Directors” and “Intentions with Respect to the Offer” is incorporated herein by reference.
Item 13. Financial Statements.
(a)(1) The audited consolidated financial statements of Optimal as of and for the fiscal years ended December 31, 2008 and December 31, 2009 are incorporated herein by reference to Optimal’s Annual Report on Form 10-K for the year ended December 31, 2009.
(a)(2) The consolidated financial statements of Optimal as of and for the quarter ended December 31, 2009 are incorporated herein by reference to Optimal’s Annual Report on Form 10-K for the year ended December 31, 2009.
(3) The information set forth in Annex C is incorporated herein by reference.
(4) The information set forth in Annex C is incorporated herein by reference.
(b) Not material.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(b) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 24 — Expenses of the Offer” is incorporated herein by reference.

Item 16. Exhibits.

Exhibit No.	Description
(c)(1)	Opinion of Genuity Capital Markets to the Special Committee of the Board of Directors of Optimal dated March 16, 2010.

(c)(2)	Valuation Report of PricewaterhouseCoopers LLP, dated March 12, 2010.

(f)(1)	Sections 206 to 206.1 of the Canada Business Corporations Act.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7293411 CANADA INC.

/s/ Richard Yanofsky

By:	Richard Yanofsky
Title:	President
Date: March 31, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard Yanofsky
Richard Yanofsky
Date: March 31, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTIMAL GROUP INC.

/s/ Neil Wechsler

By:	Neil Wechsler
Title:	Co-Chairman and Chief Executive Officer
Date: March 31, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 31, 2010.

(a)(1)(B)	Letter of Transmittal, dated March 31, 2010.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)(A)	Directors’ Circular, dated March 31, 2010.

(a)(2)(B)	Press Release issued by Optimal dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Offeror’s Schedule TO-C filed on March 17, 2010).

(b)(1)	Loan Agreement, dated February 24, 2010, by and among Francis Choi and the Offeror (incorporated by reference to Exhibit 1 of the Offeror’s Schedule 13D filed on March 23, 2010).

(b)(2)	Deed of Guarantee and Indemnity, dated February 24, 2010, by Peter Yanofsky, Richard Yanofsky and Eric Lau Tung Ching in favour of Francis Choi.

(c)(1)	Opinion of Genuity Capital Markets to the Special Committee of the Board of Directors of Optimal dated March 16, 2010.

(c)(2)	Valuation Report of PricewaterhouseCoopers LLP, dated March 12, 2010.

(e)(1)	Support Agreement, dated March 17, 2010, between Optimal and the Offeror (incorporated by reference to Exhibit 2 of the Offeror’s Schedule 13D filed on March 23, 2010).

(e)(2)	Disclosure Letter for Support Agreement, dated March 16, 2010 (incorporated by reference to Exhibit 4 of the Offeror’s Schedule 13D filed on March 23, 2010).

(e)(3)	Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 3 of the Offeror’s Schedule 13D filed on March 23, 2010).

(e)(4)	Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau Tung Ching, Francis Choi and the Offeror.

(f)(1)	Sections 206 to 206.1 of the Canada Business Corporations Act.

(g)	None.

(h)	None.

ANNEX A
Directors and Executive Officers of Optimal
     Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Optimal. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each executive officer of Optimal has been employed in such position or in other executive or management positions with Optimal for at least five years. Unless otherwise noted, each person identified below is a Canadian citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Optimal is Optimal Group Inc., 3500 de Maisonneuve Blvd. West, Suite 800, Montréal, Québec, H3Z 3C1, telephone number is (514) 738- 8885.

Material Positions
Name	Principle Occupation	Held During the Last Five Years
Neil S. Wechsler,* 43	Co-Chairman and Chief Executive Officer Optimal	Mr. Wechsler has been an executive officer of Optimal since June 1995 and held other positions within Optimal since 1994.

Holden L. Ostrin,* 50	Co-Chairman Optimal	Mr. Ostrin has been an executive officer of Optimal since June 1996.

Henry M. Karp,* 55	Director	Mr. Karp was the President and Chief Operating Officer of Optimal from June 1999 through December 2005.

James S. Gertler,* 43 United States citizen	Managing member of Independent Outdoor Advertising, LLC	Mr. Gertler is a managing member of Independent Outdoor Advertising, LLC, an outdoor media company in the United States and is a principal of the general partner of Signal International, an offshore rig repair, maintenance, upgrade and conversion company in the Gulf of Mexico.

Thomas D. Murphy,* 56 United States citizen	President Peak Tech Consulting	Mr. Murphy is the President of Peak Tech Consulting, a firm that specializes in information technology management and related benefit realization.

Jonathan J. Ginns,* 45 United States citizen	Managing Partner ACON Investments	Mr. Ginns has been Managing Partner of ACON Investments, a Washington, D.C.-based private equity investment firm since 1996. Since 2004, he has served as a director of Mariner Energy, Inc.

Tommy Boman,* 71 United States citizen	Former Vice-Chairman of IMS International and President and Chief Executive Officer of IMS America	Mr. Boman served as a director of Terra Payments Inc. from March 2003 until April 2004. Prior to 1998, Mr. Boman was Vice-Chairman of IMS International and President and Chief Executive Officer of IMS America, a market research company for the pharmaceutical and healthcare industries.

Gary S. Wechsler, C.A., 52	Treasurer and Chief Financial Officer Optimal	Mr. Wechsler, has been Treasurer and Chief Financial Officer of Optimal since May 1994.

O. Bradley McKenna, C.A., 60	Vice-President, Administration and Human Resources Optimal Group Inc.	Mr. McKenna, has been the Vice-President, Administration and Human Resources of Optimal since June 1999 and held other positions within Optimal since 1994.

*	denotes Director of Optimal.

ANNEX B
The following is an estimate of the fees and expenses to be incurred by Optimal:

Financial Advisory Fees and Expenses	$450,000
Legal Fees and Expenses	550,000
Printing, Filing and Mailing Costs	15,000
Miscellaneous	75,000

Total	$1,090,000

ANNEX C
Certain Financial Information of Optimal
Ratio of earnings to fixed charges
2008: -167.52
2009: -137.91
Book Value Per Share
$4.22